Exhibit 99.1

A statement on behalf of Rogers Communications Inc.

Toronto, October 22, 2021 – John A. MacDonald, Chair of the Board of Directors of Rogers Communications Inc. (“Rogers” or the “Company”), confirms that earlier today the Company received a written resolution from the Rogers Control Trust purporting to remove five of the independent directors of Rogers and replace them with nominees of the Rogers Control Trust. The Company has reviewed the resolution with its external legal counsel and has determined the resolution is invalid. Accordingly, the Board of Directors of Rogers, including its independent directors, remain unchanged. The Company’s CEO, Joe Natale, and management team remain steadfast in their commitment to driving the performance of the business and executing on the proposed merger with Shaw.

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for Canadians each and every day. Our founder, Ted Rogers, purchased his first radio station, CHFI, in 1960. We have grown to become a leading technology and media company that strives to provide the very best in wireless, residential, sports, and media to Canadians and Canadian businesses. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). If you want to find out more about us, visit about.rogers.com.

For more information:

media@rci.rogers.com

1-844-226-1338